Exhibit 1.01

CONFLICT MINERALS REPORT

ARDAGH GROUP S.A.

for the reporting year ending December 31, 2020

Ardagh Group S.A. (together with its consolidated subsidiaries, the “Company,” “Ardagh,” “we,” “our,” or “us”) has prepared this conflict minerals report (“Report”) to comply with Rule13p-1 under the US Securities and Exchange Act of 1934 (the “Rule”). The Rule imposes reporting obligations on Securities and Exchange Commission (“SEC”) registered companies whose manufactured products contain conflict minerals that are necessary to their functionality or production. Conflict minerals are defined as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten (collectively, “Conflict Minerals”). These reporting obligations apply without regard to the geographic origin of the Conflict Minerals and whether or not they fund armed conflict.

This Report covers the reporting year ending December 31, 2020.

1.	Company Overview and Scope

Ardagh is a leading supplier of value-added, infinitely recyclable, metal and glass packaging solutions for the world's leading brands.

Ardagh does not use Conflict Minerals in the manufacturing process for our glass packaging products. We do apply a coating to our glass packaging products (monobutyltin-trichloride) that contains tin. However, based on public statements of the SEC staff and SEC staff communications with industry association representatives, we have concluded that organic tin compounds sourced from third parties for use in our glass manufacturing process are not within the scope of the Rule.

Our metal packaging products (beverage cans) are either made from aluminium or steel. Those beverage cans made from steel are made from electrolytic coated tinplate according to EN 10202 (to simplify we will call it only “tinplate”). The tinplate we use for the manufacturing is within the scope of the Rule and is included in our due diligence program relating to Conflict Minerals.

Except as described above, we do not use Conflict Minerals in our manufacturing processes, nor have we identified any other products that are required to be covered in this Report.

2.	Reasonable Country of Origin Inquiry

In accordance with the Rule, we conducted, in good faith, a reasonable country of origin inquiry (“RCOI”) designed to determine whether any of the necessary Conflict Minerals in our products originated in the Democratic Republic of the Congo or an adjoining country (“Covered Countries”) or were from recycled or scrap sources.

We used the Responsible Minerals Initiative’s (“RMI”) conflict minerals reporting template (“CMRT”) to obtain sourcing information from our direct suppliers of tinplate. Our RCOI included assessing the responses we received from our suppliers and evaluating smelters in accordance with our due diligence framework described below.

Based on the responses from our tinplate suppliers, the tinplate sourced from them did not originate in a Covered Country.

3.	Ardagh’s Approach to Due Diligence

Our due diligence program has been designed to conform in all material respects to the framework in the Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict Affected and High Risk Areas, and the related Supplement for tin, tantalum and tungsten. Ardagh has implemented the following steps in accordance with our due diligence program:

3.1	Establish Strong Company Management Systems

Policies & Procedures

Ardagh has specifically addressed Conflict Minerals in our Responsible Procurement Policy. The Policy is a working document for Ardagh and is publicly available on our website for our suppliers here: https://www.ardaghgroup.com/userfiles/files/media-centre/5d6e51900a72f.pdf

Our Corporate Social Responsibility Policy, which is included as Appendix 1 to our Code of Conduct, also addresses Conflict Minerals. Our Code of Conduct is distributed to all Ardagh employees and is publicly available on our website here:

https://www.ardaghgroup.com/userfiles/files/media-centre/5d9f0bf230915.pdf.

Our Code of Conduct, which, together with its accompanying policies, applies to all Ardagh directors, officers and employees and third parties working on our behalf, sets forth the values and beliefs of Ardagh, and includes our shared core values of Trust, Teamwork and Excellence.

In addition, we have adopted a Conflict Minerals Procedure to ensure a consistent approach for Conflict Minerals reporting is followed throughout our organization..

The Conflict Minerals Procedure explains the Rule’s scope and applicability to Ardagh, the Rule’s general requirements and our due diligence framework.

Responsibility

We have made employees and management aware of the requirements of the Rule and have assigned related responsibilities through our Code of Conduct and Responsible Procurement Policy.

Transparency System

For ease of gathering all relevant information from our suppliers, we collect all information internally.

Engagement with Suppliers

Our supplier base is relatively stable and characterised by long-standing relationships.

Ardagh has been working with its suppliers in relation to Conflict Minerals for a long time to make them aware of the Rule and related reporting requirements and to gather reliable and relevant information from them.

Grievance Mechanism

Ardagh employees can raise any concerns either via our usual internal reporting mechanisms or by using Ardagh’s Compliance Hotline. Ardagh’s Compliance Hotline Policy, which is set forth in Appendix 12 to our Code of Conduct, further governs this mechanism.

3.2	Identify and Assess Supply Chain Risks

Identification of Potential Risks

As described above, we identified tinplate and tinplate components as those materials within the scope of the Rule for the purposes of this Report.

We identified suppliers that provided tinplate in the reporting period and compiled contact information for all relevant suppliers. We only source directly from tinplate producers, and not via traders or resellers.

Assessment of Risks

(1)	Supplier Survey

We contacted all relevant suppliers for 2020 and requested that they share their CMRT, including smelter information. Additional documents, such as policies are requested within our supplier surveys.

All tinplate suppliers provided detailed and sufficient smelter information. Responses were tracked and the CMRTs and accompanying information were reviewed.

As a downstream purchaser of materials that may contain Conflict Minerals, we must necessarily rely, in good faith, on our suppliers to provide us with information about the source of Conflict Minerals contained in the materials supplied to us. We do not have direct relationships with Conflict Minerals smelters and refiners and do not perform or direct audits of these entities within our supply chain.

(2)	Smelter Information

The information on smelters provided by our responding suppliers was matched against the RMI’s RMAP Conformant Smelters & Refiners List (“RMI List”). All (100%) of the smelters included by our suppliers, are certified under the RMI scheme and hence considered conflict-free.

Ardagh’s RCOI and Due Diligence indicate that the tinplate sourced from our suppliers did not originate in a Covered Country. Had this not been the case, Ardagh would have implemented further risk mitigation measures, including reporting of risk to senior management, creation and implementation of risk management plans, and independent third-party audits of supply chain.

3.3	Publicly Report Annually on Supply Chain Due Diligence

This annual Report along with our Form SD serve as the reporting method to publicly disclose our due diligence efforts. The Report is publicly available on our website at:

https://ardaghgroup.com/2020-conflict-minerals-report

4.	Risk Mitigation in the Next Reporting Period

Ardagh remains committed to ensuring that Conflict Minerals from Covered Countries are not included in our products. In the next reporting period, we expect no major change in the supply chain of tinplate.